
TENKE
TENKE
MINING CORP.

Tenke Mining Corporation
2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 • Fax: (604) 689-4250 • www.tenke.com

December 6, 2006


06019433

FILE NO: 82-2948

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Press Release dated December 6, 2006

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

TENKE MINING CORP.

PROCESSED
DEC 2 2 2006
THOMSON
FINANCIAL

Sophia Shane,
Corporate Development

Enc.


SEC MAIL PROCESSING
RECEIVED
DEC 2006
WASH, D.C.
210
SECTION

12/21

TENKE MINING CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.tenke.com

NEWS RELEASE


RECEIVED
2006

TENKE FUNGURUME PROJECT RECEIVES CONSTRUCTION APPROVAL FROM PHELPS DODGE

Vancouver, December 6, 2006 (TNK – TSX) ... Tenke Mining Corp. ("Tenke" or the "Company") is pleased to report that the Phelps Dodge Corporation Board of Directors has given conditional approval to construct the first phase of copper/cobalt mining operations at the Tenke Fungurume project in Katanga Province in the Democratic Republic of the Congo ("DRC"). Final approval is contingent upon obtaining outstanding signatures from government authorities for agreements already reached with Societe Nationale d'Electricite ("SNEL"), the DRC State electricity provider.

The initial Tenke Fungurume project will include development of a mine and associated copper and cobalt processing facilities. It will require a capital investment of approximately US $650 million. Phelps Dodge is responsible for providing 70 percent of the funding. Tenke is responsible for providing the other 30 percent. The exact amount of funding required from each party will be determined after debt financing is obtained.

A Phelps Dodge subsidiary will be the operator of the project. Ownership positions in the project are: Phelps Dodge, 57.75 percent; Tenke Mining Corp., 24.75 percent; and Gecamines, DRC's state-owned mining company, 17.5 percent.

Tenke Fungurume is considered to be one of the largest, highest-grade, undeveloped copper/cobalt deposits in the world today. An ongoing, extensive exploration program is continuing to develop reserves to support future expansions.

The initial project will focus on 103 million metric tons of oxide ore reserves.* It is expected to be in full production in late 2008 or early 2009. During the first 10 years of mining, total annual production is projected to be approximately 250 million pounds (113,400 tonnes) of copper and 18 million pounds (8,200 tonnes) of cobalt. The life of the initial project is anticipated to be approximately 40 years.

Estimates are the initial project will employ up to 2,500 construction workers at peak construction and will create approximately 1,100 full-time jobs. Projections estimate an additional 5,000 indirect jobs will be created in surrounding communities.

Paul Conibear, President of Tenke, commented, "We are delighted with the rapid progress being made on the project by our partner Phelps Dodge. The Tenke Fungurume project is slated to become one of the largest copper mines in the world and will serve as a strong foundation for growth, sustaining Phelps Dodge as a world leader in copper production."

Phelps Dodge is one of the world's leading producers of copper and molybdenum and is the largest producer of molybdenum-based chemicals and continuous-cast copper rod. The company employs more than 15,000 people worldwide. Tenke Mining Corp. is focused on copper exploration and development with six copper/gold projects under active exploration in Argentina and Chile in addition to its ownership position on Tenke Fungurume.

Tenke Mining Corp. will host a conference call on Thursday, December 7, 2006 at 11:30 a.m. PST (2:30 p.m. EST). Please call in 5 minutes before the conference calls starts and stay on the line. An operator will be available to provide assistance.

Call-in number for the conference call: 416-644-3423
North America Toll Free: 800-732-6179

A presentation will be available for viewing on the Tenke website: www.tenke.com